Morrison C. Warren Partner	Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 D 312.845.3484 F 312.451.2366 warren@chapman.com

July 21, 2025

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fidelity Ethereum Fund
File No. 333-278249

Dear Ms. Paik and Mr. Gessert:

This letter responds to your additional comments regarding the post-effective amendment to the registration statement filed on Form S-1 for the Fidelity Ethereum Fund (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on May 23, 2025 (the “Registration Statement”). Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

COMMENT 1 – GENERAL

The Staff notes your response to prior comment 1. Please revise your registration statement to disclose the identities of your current Authorized Participants and Ether Trading Counterparties.

RESPONSE TO COMMENT 1

The disclosure has been revised in accordance with the Staff’s comment.

* * * * * * * *

United States Securities and Exchange Commission

Division of Corporation Finance

July 21, 2025

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

CHAPMAN AND CUTLER LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren